1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

February 2, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:     Ms. Ashley Vroman-Lee

Re:        Master Trust (“Registrant”)

              File No. 811-22078

Dear Ms. Vroman-Lee:

This letter responds to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) that you provided to Stephen T. Cohen of Dechert LLP on October 7, 2016 with respect to Amendment No. 16 to the Registrant’s registration statement (“Registration Statement”), filed on August 25, 2016. We have summarized the comments below, followed by the Registrant’s responses.

1.

Comment:   Please disclose that Treasury Master Fund maintains a stable net asset value (“NAV”) of $1.00 per share in response to Item 9 of Form N-1A in the section “Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Treasury Master Fund—Principal investments.”

Response:   As discussed in the Registration Statement, the Treasury Master Fund serves as a master fund that offers interests to several feeder funds. The Registration Statement discloses in the section “Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Additional information about investment strategies—Treasury Master Fund” that the fund uses the amortized cost method of valuation to facilitate feeder funds that invest in it seeking to maintain a $1.00 share price.

2.

Comment:   Please confirm that the disclosure in the Registration Statement relating to liquidity fees and redemption gates complies with Item 11(c) of Form N-1A and Investment Company Act Release No. 31166—Money Market Fund Reform; Amendments to Form PF (July 23, 2014) (“IC Release No. 31166”).

Response:   We hereby confirm that the disclosure relating to liquidity fees and redemption gates complies with Item 11(c) of Form N-1A and IC Release No. 31166.

3.

Comment:   In the section captioned “Description of the Funds and Their Investments and Risks—Fundamental investment limitations,” the Registration Statement states the following interpretation that applies to, but is not a part of, Treasury Master Fund’s, Tax-Free Master Fund’s and Government Master Fund’s fundamental limitation regarding concentration of investments in a particular industry: “US banking (including US finance subsidiaries of non-US banks) and non-US banking will be considered to be different industries.” The Staff queries whether it is appropriate to distinguish between industries based on geographical location, and requests that the Registrant please revise the disclosure as needed or explain supplementally the reason that the Registrant includes this interpretation in the Registration Statement disclosure.

Response:   With respect to why US and non-US banks are considered to be different industries, please see Appendix A, excerpted prior correspondence with the Staff on behalf of another registrant in the same fund complex. We note that the Staff has conveyed similar comments over the past several years, and that other funds in the complex have provided similar responses as they take a consistent approach in this area. Please see Appendix A, excerpted prior correspondence with the Staff (SEC Accession No. 0001104659-15-081583).

4.

Comment:   The Staff notes that Item 17(c) of Form N-1A requires that the Registrant provide certain information for “each of the three highest paid officers or any affiliated person of the [Registrant] who received aggregate compensation from the [Registrant] for the most recently completed fiscal year exceeding $60,000.” Please revise the disclosure as needed or confirm supplementally that no officer of the Registrant received compensation from the Registrant for the most recently completed fiscal year exceeding $60,000.

Response:   We hereby confirm that no officer of the Registrant received compensation from the Registrant for the most recently completed fiscal year exceeding $60,000. In fact, no officer of the Registrant received any compensation from the Registrant for service as an officer.

*            *              *

Should you have any questions or comments, please contact the undersigned at 202.261.3304 or Keith A. Weller of UBS Asset Management (Americas) Inc. at 212.882.5576.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

cc:       Keith A. Weller – Vice President and Assistant Secretary of Master Trust

           Jack W. Murphy – Dechert LLP

Appendix A

15.

Comment:   In the section captioned “The funds’ investments, related risks and limitations” and sub-captioned “Investment limitations of the funds—Fundamental investment limitations,” the SAI states the following interpretation that applies to, but is not a part of, the Funds’ fundamental limitation regarding concentration of investments in a particular industry: “US banking (including US finance subsidiaries of non-US banks) and non-US banking will be considered to be different industries.” The SEC staff queries whether it is appropriate to distinguish between industries based on geographical location, and requests that the Registrant please revise the disclosure as needed or explain supplementally the reason that the Registrant includes this interpretation in the SAI disclosure.

Response:    Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a Fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(E) concentrating investments in a particular industry or group of industries.

The statute gives a Fund some flexibility to define its own policy on concentration of investments. In 1983, the SEC Staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 provided guidance from the Staff regarding concentration of investments in particular industries. Guide 19 stated:

In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the “Directory”) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC Staff and registrants continue to rely on them.

For the reasons discussed below, the Registrant believes this disclosure accurately reflects the result of the Funds’ methodology for classifying investments for concentration compliance testing and that this methodology is consistent with applicable law and guidance.

Each Fund (with certain enumerated exceptions) is subject to a fundamental investment limitation that the Fund “will not ‘concentrate’ its investments in a particular industry.” The Registrant notes that this limitation relates to a Fund’s investing in a single industry, and does not restrict a Fund from investing more than 25% of its assets in a “group of industries”. The Registrant respectfully notes that it includes the description of this interpretation in the Funds’ SAI in order to alert investors of the result of certain aspects of the industry classification methodology used by the Funds for purposes of measuring compliance with the Funds’ limitation on concentration that may not otherwise be readily apparent.

In this regard, the Funds’ custodian and recordkeeping agent, transfer and dividend agent, State Street Bank and Trust Company (“State Street”), at the direction of UBS AM, classifies each Fund investment for industry testing at the time of investment using the standard industry classification system published by Bloomberg (“Bloomberg Classification System”). The Bloomberg Classification System codes distinguish between (i) commercial banks—non-US (code 675), (ii) commercial banks—central US (code 148), (iii) commercial banks—eastern US (code 147), (iv) commercial banks—southern US (code 149), and (v) commercial banks—western US. Accordingly, Fund portfolio securities issued by US and non-US banking entities are classified in different industries based on the Funds’ industry classification methodology.

The Registrant notes that US banks and non-US banks typically are subject to different regulatory regimes and generally have different lending and borrowing exposures. The Registrant respectfully notes that, consistent with the instructions under Guide 19, the Funds’ methodology results in a narrowly-focused industry definition, by contrast to a definition “so broad that the primary economic characteristics of the companies in a single class are materially different.” Accordingly, the Registrant believes that using the Registrant’s methodology to classify Fund investments is reasonable under the instruction under Guide 19.

Guide 19 further notes that registrants selecting their own industry classifications should disclose them. The interpretation has been fully disclosed to investors, and it has not changed over that time. In addition, the interpretation was included alongside the description of the fundamental investment limitation on concentration when that limitation was submitted for shareholder approval in 2008. The Registrant also respectfully notes that this interpretation has previously been reviewed by the SEC staff.

Accordingly, the Registrant respectfully declines to revise the disclosure.